EXHIBIT 99.1

Transparency notification

Mechelen, Belgium; 11 December 2017; 22.01 CET; regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Fidelity Management & Research (FMR) LLC.

Pursuant to Belgian transparency legislation[1], Galapagos received a transparency notification on 7 December 2017 from FMR LLC, who notified that it holds 2,542,573 of Galapagos' shares through its subsidiary undertaking, FMR Co., Inc. This represents 4.99% of Galapagos' currently outstanding 50,936,778 shares, and is a decrease compared to FMR LLC's previous transparency notification of 7 October 2016. A share sale on 6 December 2017 resulted in a decrease below the 5% notification threshold of Galapagos' voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Galapagos' pipeline comprises Phase 3 through to discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. Our target discovery platform has delivered three novel mechanisms showing promising patient results in, respectively, inflammatory diseases, idiopathic fibrosis and atopic dermatitis. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 578 employees, operating from its Mechelen, Belgium headquarters and facilities in the Netherlands, France, and Croatia. More information at www.glpg.com.

Contact

Investors:

Elizabeth Goodwin, VP IR & Corporate Communications

+1 781 460 1784

Paul van der Horst, Director IR & Business Development

+31 71 750 6707

ir@glpg.com

Media:

Evelyn Fox, Director Communications

+31 6 53 591 999

communications@glpg.com

[1]    Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market.